

January 3, 2012

Via E-mail
Mr. William L. Harvey
Chief Financial Officer
Interval Leisure Group, Inc.
6262 Sunset Drive
Miami, FL 33143

   RE: **Interval Leisure Group, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed March 9, 2011
      File No. 1-34062

Dear Mr. Harvey:

   We have read your supplemental response letter dated December 22, 2011, and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

Note 3 – Goodwill and Other Intangible Assets, page 75

1. We note your response to comment 2 from our letter dated December 9, 2011. Please tell us how you determined that the identified components are not individual operating segments under ASC 280-10-50-1 that you have aggregated into two reportable segments. In addition, please tell us how you considered whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert in determining that the components should be aggregated.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant